UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              BARNES & NOBLE, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   067774109
                                 (CUSIP Number)

                               MICHAEL GLICKSTEIN
                            G ASSET MANAGEMENT, LLC
                          546 FIFTH AVENUE, 14TH FLOOR
                               NEW YORK NY 10036
                              TEL: (646) 840-5417

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               FEBRUARY 17, 2012
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067774109                 13D/A                 Page 2 of 9 Pages


-----------------------------------------------------------------------------
      (1)   NAMES OF REPORTING PERSONS

            G Asset Management, LLC

            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            01-0927016

-----------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                  (a)  [ ]
                                                                  (b)  [ ]

-----------------------------------------------------------------------------
      (3)   SEC USE ONLY

-----------------------------------------------------------------------------
      (4)   SOURCE OF FUNDS **                        AF

-----------------------------------------------------------------------------
      (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
      (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                      0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                      0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **

                                                      IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 067774109                 13D/A                 Page 3 of 9 Pages


---------------------------------------------------------------------------
      (1)   NAME OF REPORTING PERSONS

            Michael Glickstein

            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                  (a)  [ ]
                                                                  (b)  [ ]

-----------------------------------------------------------------------------
      (3)   SEC USE ONLY

-----------------------------------------------------------------------------
      (4)   SOURCE OF FUNDS **                        AF

-----------------------------------------------------------------------------
      (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
      (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      USA
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                      0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER

                                                      0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER

                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
-----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED

            BY AMOUNT IN ROW (11)

                                                      Less than 5% of any
                                                      registered voting equity
                                                      security of the Company
-----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **

                                                      IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 067774109                 13D/A                 Page 4 of 9 Pages


EXPLANATORY NOTE

This Amendment No. 1 , Schedule 13D/A, amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on February 17, 2012 (the "prior Schedule 13D filing"), as set forth below.

Item 1. Security and Issuer.

There are no amendments to Item 1 from the prior Schedule 13D filing. For the convenience of the reader, it is noted that, as with the prior Schedule 13D filing, this statement relates to the common stock, $0.001 par value per share ("Common Stock") of Barnes & Noble, Inc. ("Barnes & Noble" or the "Company").

Item 2. Identity and Background.

There are no amendments to Item 2 from the prior Schedule 13D filing. For the convenience of the reader, it is noted that, as with the prior Schedule 13D filing, this statement is filed by G Asset Management, LLC, a Delaware limited liability company ("G Asset Management"), and Michael Glickstein, a United States citizen (hereinafter sometimes collectively referred to as the "Reporting Persons.")

Item 3. Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the Common Stock as to which the Reporting Persons exercise voting or dispositive power as of the date hereof, including Common Stock underlying options exercisable within 60 days of the date hereof, in all cases acquired after the prior Schedule 13D filing and held through the time the Reporting Persons fell below the threshold for reporting under Section 13(d) of the Exchange Act, the rules promulgated thereunder and the instructions to Schedule 13D, was approximately $2,400,000. All of such funds were obtained from the working capital of G RE Partners, G Value Partners, GVF and the private managed accounts for which the Reporting Persons have invested in Common Stock, respectively, as referred to in the prior
Schedule 13D filing, with certain securities purchases in certain instances being made on margin pursuant to customary market terms.

Item 4. Purpose of Transaction.

The Reporting Persons have been acquiring and disposing of Common Stock and options over Common Stock for investment purposes, in material part because they believe the Company is substantially undervalued in its current form. See the prior Schedule 13D filing and the attachments thereto. They expect to continue to acquire and dispose of Company securities, and as a result may in the future again hold more than 5% of a class of voting equity securities of the Company registered pursuant to Section 12 of the Exchange Act.

CUSIP No. 067774109                 13D/A                 Page 5 of 9 Pages


Notwithstanding anything herein to the contrary, the Reporting Persons expect to continuously review the investments they manage in Barnes & Noble and, depending on various factors, including but not limited to the market price of the Common Stock, the terms and conditions of potentially available transactions, prevailing market conditions, liquidity and diversification objectives and such other considerations as the Reporting Persons deem relevant, may at any time or from time to time, subject to regulatory compliance, acquire or dispose of shares of Common Stock or other securities, including securities convertible into or exercisable or exchangeable for Common Stock, on the open market, in privately negotiated transactions, directly from the Company, upon the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for Common Stock or otherwise.

Item 5. Interest in Securities of the Issuer.

For each Reporting Person:

            (a)   Aggregate number of shares beneficially owned:
                        Less than 5% of any class of voting equity security of the Company registered pursuant to Exchange Act Section 12.*
                  Percentage:
                        Less than 5% of any class of voting equity security of the Company registered pursuant to Exchange Act Section 12.*

            (b)   1.    Sole power to vote or direct vote: 0
                  2.    Shared power to vote or direct vote:
                        Less than 5% of any class of voting equity security of
                        the Company registered pursuant to Exchange Act Section
                        12.*
                  3.    Sole power to dispose or direct the disposition: 0
                  4.    Shared power to dispose or direct the disposition:
                        Less than 5% of any class of voting equity security of
                        the Company registered pursuant to Exchange Act Section
                        12.*
                        --------------------------------------------------------
                  *     For purposes of calculating the percentages set forth in
                        this statement, the number of shares of Common Stock outstanding is assumed to be 60,175,137, which is the number of shares of Common Stock referred to by the Company in its Quarterly Report on Form 10-Q for the period ended October 29, 2011.


            (c) The transaction dates, amounts of securities involved and the price per share or unit for all of the transactions in Common Stock or options over Common Stock effected by the Reporting Persons after the filing of the prior Schedule 13D filing and through the time the Reporting Persons fell below the threshold for reporting under Section 13(d) of the Exchange Act, the rules promulgated thereunder and the instructions to Schedule 13D, are set forth in Schedule A to this statement, which is incorporated herein by reference. All of such transactions were effected in the open market.

            (d) There are no amendments to Item 5(d) from the prior Schedule 13D filing.

            (e) February 17, 2012.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock and options referred to herein, except to the extent of their respective pecuniary interests therein.

CUSIP No. 067774109                 13D/A                 Page 6 of 9 Pages


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 from the prior Schedule 13D filing.

ITEM 7. Material to be Filed as Exhibits.

Exhibit Description

99.1 Joint filing agreement pursuant to Rule 13d-1(k)


                                   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 22, 2012


                                 /s/ Michael Glickstein
                                 ------------------------------------------
                                 Michael Glickstein, individually


                                 G Asset Management, LLC

                                 By: /s/ Michael Glickstein
                                     --------------------------------------
                                     Michael Glickstein, its managing member

CUSIP No. 067774109                 13D/A                 Page 7 of 9 Pages


                                   Schedule A


COMMON STOCK:
------------

                           Number of Shares              Price Per Share
                            Purchased/Sold                 (including
Date of Transaction   [sales denoted by - sign]        commissions, if any)

      2012-02-17                 1,000                        13.70
      2012-02-17                 1,000                        13.70
      2012-02-17                 1,000                        13.40
      2012-02-17                 1,000                        13.29
      2012-02-17                 1,000                        13.29
      2012-02-17                 1,000                        13.16
      2012-02-17                 1,000                        13.42
      2012-02-17                 1,000                        13.45
      2012-02-17                 1,000                        13.46
      2012-02-17                 1,000                        13.46
      2012-02-17                 1,000                        13.46
      2012-02-17                 1,000                        13.46
      2012-02-17                 1,000                        13.46
      2012-02-17                 1,000                        13.55
      2012-02-17                 1,000                        13.52
      2012-02-17                -1,000                        13.77
      2012-02-17                -1,000                        13.58
      2012-02-17                -1,000                        13.11
      2012-02-17                -1,000                        13.11
      2012-02-17                11,500                        14.00
      2012-02-17                 3,000                        14.00
      2012-02-17                 4,000                        15.00
      2012-02-17                76,300                        13.00
      2012-02-17                 7,300                        13.00
      2012-02-17                 3,000                        13.00
      2012-02-17                14,500                        10.00
      2012-02-17                 8,000                        10.00
      2012-02-17                37,300                        11.00
      2012-02-17                 3,000                        12.00
      2012-02-17                16,000                        13.00

CUSIP No. 067774109                 13D/A                 Page 8 of 9 Pages


OPTIONS OVER COMMON STOCK
(each option exercisable for 100 shares of Common Stock):
--------------------------------------------------------

                           Number of Shares              Price Per Share
                            Purchased/Sold                 (including
Date of Transaction   [sales denoted by - sign]        commissions, if any)

      2012-02-17                  -100                         2.65
      2012-02-17                   -87                         2.10
      2012-02-17                  -373                         0.00
      2012-02-17                   100                         0.45
      2012-02-17                   100                         0.45
      2012-02-17                   -50                         0.80
      2012-02-17                  -167                         0.05
      2012-02-17                   100                         0.20
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                    40                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                   100                         0.10
      2012-02-17                    33                         0.10
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                    25                         0.05
      2012-02-17                   100                         0.05
      2012-02-17                  -100                         0.70
      2012-02-17                   -40                         1.80
      2012-02-17                   100                         1.47
      2012-02-17                   100                         0.50
      2012-02-17                    21                         0.40
      2012-02-17                   100                         0.35
      2012-02-17                    30                         4.40
      2012-02-17                   100                         0.45
      2012-02-17                   100                         0.05
      2012-02-17                   100                          0.1
      2012-02-17                   100                          0.1
      2012-02-17                   100                         0.15
      2012-02-17                   100                         0.15

CUSIP No. 067774109                 13D/A                 Page 9 of 9 Pages


                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT

                           Pursuant to Rule 13d-1(k)

The undersigned agree that each person on whose behalf the foregoing statement on Schedule 13D is filed is individually eligible to use Schedule 13D to file the foregoing information, that the foregoing statement on Schedule 13D is filed on behalf of each such person and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each such person without the necessity of filing additional joint filing agreements. The undersigned agree that each of them is responsible for the timely filing of the foregoing statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but that he or it is not responsible for the completeness or accuracy of the information concerning the others making the filing, except to the extent he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 17, 2012


                                 /s/ Michael Glickstein
                                 -------------------------------------------
                                 Michael Glickstein, individually


                                 G Asset Management, LLC

                                 By: /s/ Michael Glickstein
                                     ---------------------------------------
                                     Michael Glickstein, its managing member